Thomas J. Flahie

Interim Chief Financial Officer

WPT Enterprises, Inc.

5700 Wilshire Blvd., Suite 350

Los Angeles, CA 90036

May 18, 2009

Via EDGAR & Fax

Mr. Lyn Shenk

Branch Chief

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re: WPT Enterprises, Inc.

File No. 000-50848

Form 10-K: For the Fiscal Year Ended December 28, 2008

Form 10-Q: For the Quarter Ended March 29, 2009

Dear Mr. Shenk:

This letter will respond to your comment letter dated May 14, 2009 with respect to WPT Enterprises, Inc.’s (the “Company”) Annual Report on Form 10-K for the year ended December 28, 2008 (the “Form 10-K”) and Quarterly Report on Form 10-Q for the quarter ended March 29, 2009 (the “Form 10-Q”). To facilitate your review, we have included in this letter your original comments (in bold) followed by our responses, which have been numbered to correspond to your letter.

Form 10-K: For the fiscal year ended December 28, 2008

Item 8: Financial Statements and Supplemental Data, page 33

Consolidated Balance Sheet page 36

Accounts Receivable

1.              We note your response to our prior comment 5 that Centaurus Games owed you $128,000 as of December 28, 2008 and that the amount was fully reserved for. However, per review of the Consolidated Balance Sheet on page 36, we note the allowance amount was only $4,000. Please reconcile and explain the difference to us.

Our vendor Centaurus Games owed us $128,000 at December 28, 2008 and the amount owed was fully reserved. We did not believe that the amount owed would be paid so we did not include the reserve in the parenthetical disclosure of the bad debt allowance on the face of the balance sheet. In essence, we wrote the balance off. In the first quarter of 2009, we collected $57,000 of the balance owed at December 28, 2008. In the Form 10-Q, we increased the December 28, 2008 parenthetical disclosure of the allowance for bad debt to include amounts related to Centaurus Games.

Note 3: Investments in Debt Securities and Put Rights, page 43

2.              We note your response to our prior comment 7. In future filings, please expand your disclosure to include a discussion of your ability to hold the ARS until June 30, 2010 when the put right can be exercised similar to that provided in your response letter to us dated May 6, 2009.

We will expand our disclosure regarding the reasons why we will be able to hold the ARS until June 30, 2010 in future filings.

Form 10-Q: For the quarter ended March 29, 2009

Item 1. Financial Statements, page 1

Condensed Consolidated Statement of Cash Flows, page 3

3.              We note that you have classified the non-cash change in the value of the ARS portfolio as an investing cash outflow. Because the change in value of the ARS portfolio is a non-cash item, it should be classified as an adjustment to reconcile net loss to net cash provided by operating activities. Therefore, it appears that net cash provided by operating activities should be $154,000 for the quarter ended March 29, 2009. We believe this error is both quantitatively and qualitatively material to your financial statements. Please amend your Form 10-Q to restate your condensed consolidated statements of cash flows accordingly.

We have revised the condensed consolidated statements of cash flows for the requested change in presentation and we amended our Form 10-Q.

Note 4: Asset Impairment, page 7

4.              We note that you recorded an additional $1 million impairment charge against your investment in Cecure Gaming, LLC in the quarter ended March 29, 2009. Please tell us what specific facts, circumstances and or events changed since December 28, 2009 that resulted in the additional charge being recorded during the first quarter of 2009.

On March 10, 2009, the Board of Directors of Cecure Gaming decided to investigate a possible merger or sale transaction to resolve their cash flow difficulties. This was one of three possible strategies they were considering. On April 8, 2009, the Board of Directors of Cecure Gaming formally decided to actively pursue a possible merger or sale transaction. The change in business and financing strategy caused us to perform a review for the possible impairment of our investment in Cecure Gaming.

Company Acknowledgement of Responsibility

In connection with this response to the Securities and Exchange Commission:

•                  We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  We acknowledge that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  We acknowledge that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Upon review of this response letter, if you have any additional questions or comments concerning the Form 10-K or the Form 10-Q, or if you wish to discuss any of the responses, please do not hesitate to contact me at (323) 330-9841.

Very Truly Yours,

/s/ Thomas J. Flahie

Thomas J. Flahie
Interim Chief Financial Officer

Enclosure

Copy to	Mr. Steven Lipscomb, WPT Enterprises, Inc.
Ms. Aamira Chaudhry, Securities and Exchange Commission